EXHIBIT 99.1

NXT Energy Solutions Announces First Quarter Results for 2018 and Updates on Private Placement and AGM

CALGARY, Alberta, May 14, 2018 (GLOBE NEWSWIRE) -- NXT Energy Solutions Inc. (“NXT” or the "Company") (TSX:SFD) (OTC QB:NSFDF) today announced the Company's financial and operating results for the quarter-ended March 31, 2018.  All dollar amounts herein are in Canadian Dollars unless otherwise indicated.

Q1 Financial and Operating Highlights

  NXT management restarted marketing for SFD® survey contracts and multi-client data sales across South East Asia, China and Latin America enabled by successful financing efforts in conjunction with strength in international oil prices.
  SHINE Quests FZC, an appointed representative of NXT, is working on the financing required for a large scale infrastructure and resource development within the Mannar Basin in Sri Lanka which would include a commitment to conduct an SFD® survey.  The timeline remains uncertain as it is dependent on a number of factors including government approval and execution of final sales agreements.
  Generation Resource Discoveries (“GRD”), an appointed representative of NXT, has entered into an MOU with the Government of Aceh to carry out a geophysical survey within the Aceh Basin in Indonesia and proposes to enter into contract discussions with NXT in conjunction with the performance of that survey upon securing permits and third party financing.
  Engaged two new sales agents for SFD® surveys in South America focused in Mexico and Peru to leverage our experience and past success in the region.
  In connection with Brazil's most recent round of bidding for maritime oil and gas licencing rights, the National Agency of Petroleum confirmed that SFD® surveying would qualify as work credits toward the minimum commitment required of licencees in order to maintain their awarded blocks.
  No survey revenues were recorded for the first quarter of 2018.
  A net loss of $1.95 million for the first quarter including amortization expense of $0.45 million and stock-based compensation expense of $0.30 million.
  Operating activities used $1.34 million of cash during the first quarter and net cash provided was $3.60 million.
  Losses per common share were $0.03 (basic and diluted).
  Continued progress in our corporate cost reduction program with general and administrative costs decreased 28% compared to the same quarter last year.
  Cash and short-term investments at the end of the first quarter of 2018 were $4.06 million.
  Subsequent to the end of the first quarter, we received notification of the granting of NXT’s SFD® patent in China on April 13.

Update on Private Placement

On February 16, 2018 we announced a three-tranche private placement of 10,905,212 Units at a price of $0.924 per Unit for total gross proceeds of approximately $10,076,416 (“Private Placement”) to Alberta Green Ventures Limited Partnership (the "Subscriber").  The first tranche of the Private Placement was completed on February 16, 2018 and the Company received approximately $4,310,500 in connection with the issuance of 4,665,043 Units.

The second tranche will consist of 5,538,203 Units for gross proceeds of approximately $5,117,300.  The Company plans to close on a portion of the second tranche on May 14, 2018 in the amount of $2 million by issuing a further 2,164,502 Units.

The Subscriber has requested an extension to June 15, 2018 to close the remaining portion of the second and third tranche which will now consist of 4,075,667 Units for gross proceeds of approximately $3,765,916.  The Company has tentatively agreed to such extension, subject to approval by the TSX.

Closing of the third tranche of the Private Placement, consisting of issuance of 701,966 Units for gross proceeds of approximately $648,616, will cause the Subscriber to be deemed a “Control Person” of the Company under applicable securities laws and is subject to approval by the shareholders of the Company (other than the Subscriber and its associates or affiliates).

Update on Annual General and Special Meeting of Shareholders

The Company will be issuing an addendum to its Information Circular – Proxy Statement dated April 5, 2018 (“IC Addendum”) to update disclosure regarding plans for closing of the Private Placement following the conclusion of its discussions with the TSX.  In addition, the IC Addendum will include supplementary information regarding executive and director compensation and an update on the independence of one board member.

Given the relevance of the information contained in the IC Addendum to the Annual General and Special Meeting of Shareholders of the Company (“AGM”), NXT believes it is prudent to convene the meeting on May 16, as currently scheduled, and to then adjourn it before conducting any business to allow shareholders additional time to read and consider the new information provided.  The Company is planning to reconvene the adjourned AGM in in late May or early June and will make a further announcement once a new date has been confirmed.

Message to Shareholders

George Liszicasz, President, and CEO of NXT commented “During the first quarter of 2018, NXT continued to focus on its strategy of securing contracts with potential clients (NOCs, Governments, and IOCs) to identify large potential reserves in under-developed, proven hydrocarbon basins and expanding revenue opportunities through new business lines.  Supported by the closing of the first tranche of the Private Placement and a marked improvement in oil & gas market sentiment towards new exploration as a result of the continued rise in oil prices, we reinitiated intensive marketing efforts for the SFD® technology across South East Asia, China, and Latin America.  These continue to be core regions of activity for the Company and we were focused on progressing ongoing discussions towards the successful conclusion of a number of SFD® contracts including Sri Lanka, Indonesia, and Mexico.  As part of our marketing, we also initiated data sale discussions on our first ever multi-client survey shot in the Gulf of Mexico last year.

Our sales force activity was expanded in the first quarter through the engagement of two sales agents in Latin America focused in Mexico and Peru.  We believe these are leading areas in Latin America and globally for expected exploration activity and therefore important for NXT to have a presence on the ground in addition to management visits.

NXT reached another important milestone in developing its SFD® IP, shortly after the end of the first quarter with the granting of its Chinese patent on April 13, 2018.  This coincided with important meetings with China’s largest National Oil Companies and the Potential Field Research Team at the China University of Petroleum.  These important milestones will lay the foundation for SFD® in this critically important region for the global oil & gas sector.

We continued our technical presentations and contract negotiations in Malaysia with a number of independent oil companies.  NXT is also planning to present at the upcoming Dakar (Senegal) Upstream West Africa Summit in June 2018.

During the first quarter, we announced a $10 million Private Placement from Alberta Green Ventures.  We are pleased to be closing on a portion of the second tranche of $2 million today and look forward to concluding the remainder of the second tranche and the third tranche of this financing by mid-June.

On behalf of our Board of Directors and the entire team at NXT, I want to thank all of our shareholders for their continued support.  We believe the Company’s strategy is well positioned to deliver growth in 2018 and beyond."

Summary highlights of NXT’s 2018 first quarter financial statements (with comparative figures for the first quarter ended March 31, 2017) are noted below.  All selected and referenced financial information noted below should be read in conjunction with the Company’s first quarter 2018 unaudited consolidated financial statements and the related management’s discussion and analysis (“MD&A”).

(all in Canadian $)	March 31,	December 31,
	2018	2017
Operating results:
Survey revenues	$-	$-

Survey expenses	249,762	163,217
General & administrative expenses	981,404	1,362,581
Stock based compensation expense	295,284	165,248
Amortization and other expenses, net	447,191	514,692
	1,973,641	2,205,738
Income (loss) before income taxes	(1,954,650)	(2,223,409)
Income tax expense (recovery)
Current	-	(8,683)
Deferred	-	-
	-	(8,683)
Comprehensive income (loss) for the period	(1,954,650)	(2,214,726)

Income (loss) per common share – basic	$(0.03)	$(0.04)
Income (loss) per common share – diluted	$(0.03)	$(0.04)

Number of common shares outstanding as at end of the period	62,832,843	53,856,509
Weighted average number of common shares outstanding for the period:
Basic	60,392,209	53,856,509
Diluted	60,392,209	53,856,509

Cash provided by (used in):

Operating activities	(1,338,908)	(1,422,686)
Financing activities	4,284,736	21,306
Investing activities	650,001	1,145,628
Net cash inflow (outflow)	3,595,829	(255,752)
Cash and cash equivalents, beginning of the period	166,618	490,496
Cash and cash equivalents, end of the period	3,762,447	234,744

Cash and cash equivalents	3,762,447	234,744
Short-term investments	300,000	303,091
Total cash and short-term investments	4,062,447	537,835

Net working capital balance	2,572,091	185,754

NXT’s 2018 first quarter financial and operating results have been filed in Canada on SEDAR at www.sedar.com, and will soon be available in the USA on EDGAR at www.sec.gov/edgar, as well as on NXT’s website at www.nxtenergy.com.

Details of the conference call are as follows:

Date:	Monday, May 14, 2018
Time:	4:15 p.m. Eastern Time (2:15 p.m. Mountain Time)
North American Participants Call:	1-800-952-5114
International Dial In Numbers:	https://www.confsolutions.ca/ILT?oss=7P1R8009525114
Participant Pass Code	4706625#

About NXT Energy Solutions Inc.

NXT Energy Solutions Inc. is a Calgary-based company whose proprietary SFD® survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify areas with exploration potential for traps and reservoirs. The SFD® survey system enables our clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential.  SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain, and is the registered trademark of NXT Energy Solutions Inc.  NXT Energy Solutions Inc. provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

Contact Information

For investor and media inquiries please contact:

Mr. George Liszicasz
President & CEO
+1-403-206-0800
nxt_info@nxtenergy.com
www.nxtenergy.com

Mr. Jakub Brogowski
Chief Financial Officer
+1-403-206-0807
nxt_info@nxtenergy.com
www.nxtenergy.com

Forward-Looking Statements

Certain information provided in this press release may constitute forward-looking statements within the meaning of applicable securities laws.  Forward-looking statements in this press release include, but are not limited to, the satisfaction of all required conditions (including regulatory and shareholder approvals) for completion of the Private Placement, the completion of the second and third tranches of the Private Placement, and the Company's use of the net proceeds.  Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct.  Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties.  Actual results could differ materially from those currently anticipated due to a number of factors and risks.  Risk factors facing the Company are described in its most recent MD&A for the period ended March 31, 2018, which has been filed electronically by means of the System for Electronic Document Analysis and Retrieval ("SEDAR") located at www.sedar.com.  The forward-looking statements contained in this press release are made as of the date hereof, and except as may be required by applicable securities laws, the Company assumes no obligation to update publicly or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.